SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                               SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.)<F1>

                            Kinark Corporation
                             (Name of Issuer)

                      Common Stock, $.10 par value
                      (Title of class of securities)

                               494474-10-9
                              (CUSIP number)

                              Lee A. Walker
          202 Ocean Avenue, Richardson, TX  75081; (214) 238-8328
                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              December 22, 1995
          (Date of event  which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement   [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)
[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes").
[/FN]

3058                                                             SCHEDULE 13D



CUSIP NO. 494478-10-9                   13D                 PAGE 2 OF 5 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Lee A. Walker

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF           7    SOLE VOTING POWER
SHARES                   325,451
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH                     0
REPORTING
PERSON WITH         9    SOLE DISPOSITIVE POWER
                         325,451

                    10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     325,451

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.7% (as of December 31, 1995)

14   TYPE OF REPORTING PERSON*
     IN
                              KINARK CORPORATION
                           (CUSIP NO. 494474-10-9)


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common shares, par value $.10 per share (the "Common Stock"), of Kinark Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7060 South Yale Avenue, Tulsa, Oklahoma 74101-1499.


ITEM 2.   IDENTITY AND BACKGROUND

     This statement is filed with respect to Lee A. Walker, whose residential address is 202 Ocean Avenue, Richardson, TX 75081. Ms. Walker is a sales and marketing representative for Time Electronics, Inc. located at 11333 Pagemill Road, Dallas, Texas 75243.

     Ms. Walker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Ms. Walker has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

     Ms. Walker is a United States Citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 22, 1995, Ms. Walker purchased 119,965 shares of Common Stock from The Robert G. and Pauline B. Walker Revocable Trust ("Original Trust"), 104,000 shares of Common Stock from The Pauline B. Walker Revocable Trust A ("Trust A") and 100,986 shares of Common Stock from The Robert G. Walker Irrevocable Trust B ("Trust B") at a purchase price of $2.84375 per share, for an aggregate purchase price of $924,079.41. The Original Trust, Trust A and Trust B are referred to collectively herein as, the "Trusts." Ms. Walker paid the aggregate purchase price by execution and delivery to the Trusts of three promissory notes, each dated December 22, 1995, in the original principal amounts of $341,150.47, $295,750.00 and $287,178.94 (collectively, the
"Notes"). Interest accrues on each of the Notes at the per annum rate of 5.65% and the entire principal amount of each note, and all accrued and unpaid interest is payable on demand. Ms. Walker granted the Trusts security interests in the shares purchased with the Notes to secure repayment of the Notes.

     Ms. Walker paid market price for 500 shares of Common Stock owned prior to December 22, 1995, the date of the event which requires the filing of this
Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION

     Ms. Walker acquired the shares of Common Stock on December 22, 1995, for personal investment purposes. Ms. Walker may purchase additional securities of the Issuer in the future. Ms. Walker does not presently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Ms. Walker beneficially owns 325,451 shares of Kinark Common Stock, representing 8.7 percent of the outstanding shares of Common Stock as of December 31, 1995. Prior to the purchase of Common Stock on December 22, 1995, reflected in this filing, Ms. Walker owned directly 500 shares of the Issuer's Common Stock.

     (b) Ms. Walker has the sole power to vote and to dispose of all 325,451 shares of Common Stock.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   April 30 , 1996
                                   (Date)


                                   /s/ Lee A. Walker
                                   (Signature)


                                   Lee A. Walker
                                   (Name)